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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Lilyanna Peyser, Special Counsel

Jacqueline Kaufman, Staff Attorney

Jennifer Thompson, Accounting Branch Chief

Scott Stringer, Staff Accountant

Re:	Lulu’s Fashion Lounge Holdings, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Confidentially submitted on November 19, 2019

CIK No. 0001780201

Ladies and Gentlemen:

On behalf of Lulu’s Fashion Lounge Holdings, Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company previously submitted an Amendment No. 1 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Commission on November 19, 2019 (the “Amendment No. 1”). The purpose of this letter is to respond to the comment letter to Amendment No. 1 from the Staff, received by the Company on December 19, 2019.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

January 9, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance

Customer Acquisition and Retention, page 67

1.

We note your discussion and presentation of the cohort metric titled “Cumulative Gross Sales.” Please tell us why you believe this represents an operating metric and how this measure differs from cohort metrics commonly presented by online retailers such as customer lifetime value.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it views Cumulative Gross Sales as an operating metric for tracking the Company’s ability to attract new customers, retain those customers over time, and drive cumulative spend by its customers. The Company does not believe this metric is a leading indicator of its GAAP revenue or any of the Company’s other GAAP financial metrics for any particular quarterly period. However, the Company does believe that investors would find the cohort metric helpful in understanding the Company’s long-term customer acquisition and retention metrics. Similar to other online retailers’ use of customer lifetime value, the Company uses Cumulative Gross Sales to track lifetime value of customer cohorts in gross sales terms over time, which helps the Company’s management understand whether it is being successful at retaining and increasing sales to its customers. The Company also views Cumulative Gross Sales as a way to assess penetration into new categories, which is unlike multi-brand online retailers, who view their customer lifetime value as a purely retention based metric.

2.

We note your presentation of the cohort metric titled “Cumulative Gross Sales Less CAC.” Please tell us your basis for allocating CAC to each cohort. Please also tell us why you believe it is appropriate to exclude search engine optimization and email marketing costs from your calculation of CAC and whether such amounts are material for any of the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company allocates CAC by calculating the sum of total marketing spend (excluding search engine optimization and email marketing costs) incurred during a particular cohort period and applying it to the corollary cumulative gross sales for that period. With respect to the disclosure provided in the Amendment No. 1, CAC is calculated for the following four last twelve months periods ended September 25, 2016; October 1, 2017; September 30, 2018; and September 29, 2019. The search engine optimization and email marketing costs were not material, and represented less than $1.0 million for each period presented.

The Company excludes search engine optimization and email marketing costs because the Company believes these expenses, in addition to driving acquisition of new customers, are critical to the Company’s ability to drive retention of, and increase sales to, existing customers. Accordingly, these expenses relate not only to the Company’s acquisition of new customers, but to its broader marketing efforts to increase sales generally. As a result, the Company believes it is more meaningful to potential investors to exclude them from the CAC calculation so that investors can better see the impact of direct periodic costs to acquire new customers against the Company’s gross sales. In addition, currently, the Company’s information systems do not offer the ability to disaggregate these costs into acquisition costs and retention costs.

January 9, 2020

3.

Please tell us in more detail why you believe Cumulative Gross Sales Less CAC is a useful metric and how management uses this metric. As part of your response, please tell us why you believe it is meaningful and appropriate to disclose to your investors a metric that doesn’t reflect whether the customers you acquire are profitable or unprofitable for your company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes Cumulative Gross Sales Less CAC is a useful tool that isolates two of the most important metrics: cumulative spend per customer cohort and cost to acquire a particular customer cohort. The Company acknowledges that its target customer has a finite budget to allocate to the consumption of products marketed by the Company, and Cumulative Gross Sales represents a useful operational metric to allow the Company to assess how successful it is in obtaining a share of that budget for a particular customer cohort. As the Company has made significant investments to customer acquisition and expects to continue to spend significant amounts to acquire additional customers, the Company believes it is helpful to disclose to investors one of the Company’s operating metrics, Cumulative Gross Sales, after giving effect for customer acquisition costs.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Colleen Winter, Lulu’s Fashion Lounge Holdings, Inc.

Crystal Landsem, Lulu’s Fashion Lounge Holdings, Inc.

Naomi Beckman-Straus, Lulu’s Fashion Lounge Holdings, Inc.

Tad J. Freese, Latham & Watkins LLP

Adam J. Gelardi, Latham & Watkins LLP

Kristen VanderPas, Cooley LLP

Andrew S. Williamson, Cooley LLP

David Peinsipp, Cooley LLP